                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    |_|                   Form 40-F    |X|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   |_|                           No   |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AT&T CANADA INC.
                                                     (Registrant)

Date: May 30, 2002                  By:   /s/ Scott Ewart
                                       -----------------------------------------
                                  Name:  Scott Ewart

                                 Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

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    AT&T CANADA CRITICIZES CRTC RULING AS FAILING TO ACHIEVE THE GOVERNMENT'S
                      GOAL FOR COMPETITIVE LOCAL SERVICES

              -- COMPANY VIEWS CRTC RULING AS MARGINAL IMPROVEMENT
                               OVER STATUS QUO --

TORONTO, ON (MAY 30, 2002) -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ:ATTC), Canada's largest facilities-based competitor, today issued the following statement by Vice Chairman & CEO John McLennan in response to today's ruling by the CRTC:

         "Today's CRTC ruling fails to achieve the Federal government's stated policy goal of a competitive telecom industry. The regulator appears to have fundamentally misjudged the reality of the current state of competition in the Canadian telecom industry. This is a disappointing decision for competition. It is a disappointing decision for consumers and customers who would benefit from a more competitive environment in local service. And it is a disappointing decision for AT&T Canada, which is doing everything in its power to help establish a strong competitive position for itself and its customers.

         "From a business perspective, this ruling represents a marginal improvement over the status quo as it fails to adequately address the insurmountable cost advantage enjoyed by the former monopolies over new entrant competitors. By failing to achieve a level playing field, the CRTC's decision preserves an inequitable marketplace that denies Canadian telecom customers the full benefits of true competition.

         "Accordingly, we are reviewing the decision in detail and will explore all options available to us with respect to this decision, including a possible appeal. After undertaking a thorough evaluation of the ruling, as it now stands, we will determine its impact on our business plan.

         "As previously indicated, we will then assess our capital structure to ensure that it provides the necessary liquidity and flexibility for AT&T Canada to grow as a profitable and effective competitor. We expect to update all of our stakeholders on the results of this review by the time of our Annual General Meeting on June 18th."